UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2026

Commission File Number: 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Explanatory Note

ATM Offering

On October 22, 2026, Solowin Holdings (the “Company”), an exempted company incorporated in the Cayman Islands, entered into an at-the-market sales agreement (the “Sales Agreement”) with Chaince Securities, LLC, as sales agent (the “Agent”), pursuant to which the Company may offer and sell, from time to time through the Agent, Class A ordinary shares, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares”, the Class A Ordinary Shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-282552), including the base prospectus contained therein, which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on November 8, 2024, and was declared effective, as amended, by the Commission on November 8, 2024, and as supplemented by the prospectus supplement, dated October 22, 2026, filed with the Commission pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to $50,000,000 of the Shares.

Under the Sales Agreement, subject to the terms of the placement notice defined in the Sales Agreement, the Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent shall be (i) a cash fee equal to 3.0% of the aggregate gross proceeds and (ii) non-accountable expense allowance equal to 1.0% of the aggregate gross proceeds from each closing of Placement Shares sold pursuant to the Sales Agreement.

In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act. The Sales Agreement also contains customary representations and warranties and conditions to the sale of the Shares pursuant thereto.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering primarily for working capital and general corporate purposes, stablecoin-related initiatives and payment infrastructure development, and, to the extent sufficient proceeds are available, for artificial intelligence and high-performance computing data center development, personnel and marketing expenses and potential strategic acquisitions. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any shares under or fully utilize the Sales Agreement as a source of financing.

Notes Offering

On September 10, 2026, the Company closed the transactions contemplated by two securities purchase agreements, in the same form, (the “Purchase Agreements”), dated as of September 10, 2026, with two institutional investors (the “Investors”) respectively.

Pursuant to the Purchase Agreements, the Company issued and delivered to each Investor a promissory note in the principal amount of $ 425,000.00, inclusive of $30,000 original issuance discount. The Company also issued an aggregate of 100,000 Class A Ordinary Shares, to the Investors, respectively, as commitment shares (the “Commitment Shares”), as additional consideration in connection with the issuance of the Notes.

The foregoing descriptions of the Purchase Agreements and the Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Purchase Agreements and the Notes, which are filed as exhibits to this Current Report on Form 6-K and incorporated herein by reference.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-282552) and the Company’s registration statement on Form S-8 (File No. 333-275337) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2026	SOLOWIN HOLDINGS

/s/ Ling Ngai Lok
	Name:	Ling Ngai Lok
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of the convertible note issued on September 10, 2026
5.1	Opinion of Conyers Dill & Pearman
10.1	Sales Agreement, dated October 22, 2026, by and between the Company and Chaince Securities, LLC
10.2	Form of the securities purchase agreement, by and between the Company and the Investors, dated September 10, 2026
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

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